


02007377

CURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-37854

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Calamos Financial Services, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1111 East Warrenville Rd
(No. and Street)

Naperville	Illinois	60563-1493
(City)	(State)	(Zip Code)

RECEIVED MAR 07 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick H. Dudasik — 630/577-9623
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive	Chicago	Illinois	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-21-02

OATH OR AFFIRMATION

I, Patrick H. Dudasik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Calamos Financial Services, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name PATRICK H. DUDASIK
Title Senior Vice President

Notary Public

OFFICIAL SEAL
MARK INFANGER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/16/05

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


KPMG


RECEIVED
MAR 01 2002
143
WASH., D.C.
SECTION
PROCESSING

CALAMOS FINANCIAL SERVICES, INC.

Financial Statements and Schedule

December 31, 2001

(With Independent Auditor's Report Thereon)

CALAMOS FINANCIAL SERVICES, INC.

Table of Contents



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Stockholder
Calamos Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Calamos Financial Services, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calamos Financial Services, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit for the year ended December 31, 2001 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2002



CALAMOS FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Assets:		
Cash	$	21,415
Receivables:		
Affiliates		3,593,451
Affiliated funds		1,218,801
Securities owned		2,611,008
Investment in partnership		179,934
Prepaid expenses and other assets		48,398
Total assets	$	7,673,007

Liabilities and Stockholder's Equity

Liabilities:		
Payable to brokers	$	2,045,970
Accounts payable and accrued expenses		188,003
		2,233,973
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		268,265
Retained earnings		5,169,769
Total stockholder's equity		5,439,034
Total liabilities and stockholder's equity	$	7,673,007

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES, INC.

Statement of Income

Year ended December 31, 2001

Revenues:		
Commissions	$	2,969,322
Net realized and unrealized loss		(168,376)
Interest and dividends		26,510
Other income		57,831
		2,885,287
Expenses:		
Brokerage fees		356,483
Occupancy		32,496
Dues, licenses, and fees		79,269
Other operating expenses		49,978
		518,226
Net income	$	2,367,061

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2000	$	1,000	268,265	2,802,708	3,071,973
Net income		—	—	2,367,061	2,367,061
Balance at December 31, 2001	$	1,000	268,265	5,169,769	5,439,034

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES, INC.

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2001

Subordinated borrowings at December 31, 2000	$	50,000
Increases/decreases		(50,000)
Subordinated borrowings at December 31, 2001	$	—

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating and investing activities:		
Net income	$	2,367,061
Adjustments to reconcile net income to net cash provided by (used in) operating and investing activities:		
Change in unrealized appreciation of investment in partnership		(15,875)
Commissions received in Partnership units		(48,309)
Net change in:		
Receivables		127,653
Deferred acquisition costs		1,102,231
Securities owned		128,931
Prepaid expenses and other assets		(12,440)
Payable to brokers		1,774,175
Payable/Receivable to affiliates		(5,421,305)
Accounts payable and accrued expenses		9,834
Total adjustments		(2,355,105)
Net cash provided by operating and investing activities		11,956
Cash flows used in financing activities:		
Payable to bank		(12,781)
Net cash used in financing activities		(12,781)
Net decrease in cash		(825)
Cash at beginning of year		22,240
Cash at end of year	$	21,415
Supplemental disclosure of cash flow information:		
Cash paid during the year for state replacement taxes	$	1,800
Noncash financing activity – extinguishment of subordinated borrowing and secured demand note		50,000

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Nature of Business

As of December 31, 2001, Calamos Financial Services, Inc. (the Company) became a wholly owned subsidiary of Calamos Holdings, Inc. (CHI). The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, is (1) the sole distributor of the Calamos Family of Mutual Funds (collectively the Funds), (2) an introducing broker/dealer in the purchase and sale of securities and security options, and (3) a broker/dealer in the purchase and sale of securities and security options for the Funds.

Securities Owned

Readily marketable securities owned are carried at market value. Not readily marketable securities are valued at fair value. The Company currently records certain nonmarketable securities at cost, which is management's best estimate of fair value. The Company records corporate security investments on a trade date basis.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Therefore, the net income or loss of the Company is included in the income tax return of the Company's stockholder.

Investment in Partnership

The Company has a 2.4% interest and is the General Partner in the Calamos Multi-Strategy Limited Partnership (previously doing business as Convertible Hedge Limited Partnership). The investment in partnership is carried at the net asset value of the partnership units held by the Company.

Revenues and Expenses

Commission revenues and brokerage expenses are recorded on the settlement date. The use of settlement date rather than trade date does not have a material effect on the Company's financial statements. The Company recognized realized and unrealized gains and losses on investments in securities and partnership in the statement of income for the periods presented.

Use of Estimates in the Preparation of Financial Statements

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(2) Related-party Transactions

Calamos Asset Management, Inc. (CAM), a company wholly owned by the Company's stockholder, shares personnel, office space and equipment with the Company. Expenses and costs, which benefit both companies, are allocated in accordance with an informal cost-sharing agreement. All personnel compensation and benefits expenses are recorded on the books of CAM and not allocated to the Company. Expenses allocated to the Company from operating leases were $32,496 in the year ended December 31, 2001.

The Company is the distributor for the Funds. The Company earned commissions of $2,751,139 from the sale of shares of the Funds and from the execution of portfolio transactions of the Funds for the year ended December 31, 2001. Expenses and costs paid by the Company and CAM on behalf of the Funds are billed to the Funds. Uncollected commissions and expenses due from the Funds at December 31, 2001 were $1,218,801.

During the year, the Company entered into a nonrecourse agreement with CAM to sell the rights to future fees relating to the distribution of the Funds. In accordance with this agreement, the Company will cause the right, title and interest in the following to be transferred to CAM: (a) 12b-1 fees paid to the Company with respect to Class B shares of the Funds; (b) 12b-1 fees paid to the Company with respect to Class C shares of the Funds during the first year after they are purchased; and (c) contingent deferred sales charges paid to the Company on Class A, Class B, and Class C shares of the Funds. In exchange for fees identified above, CAM agrees to pay the Company an amount equivalent to the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through net asset value privileges, (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; (d) amounts expended by the Company for other types of payments, such as administrative service fees and payments related to annuity products; (e) amounts for other marketing services and other support services performed with respect to the Funds; and (f) other amounts as agreed upon from time to time.

In addition to the above agreement, the Company has sold its right to 12b-1 fees with respect to Class A shares of the Funds. In exchange, CAM agrees to pay the Company an amount equivalent to amounts required to make 12b-1 fee payments to financial service firms with respect to Class A shares of the Funds.

For the year ended December 31, 2001, CAM paid the Company $13,731,402 for commission payments made by the Company on Class A, B and C fund share sales, and the Company paid CAM 12b-1 fees and contingent deferred sales charges in the amount $4,989,719. At December 31, 2001, the Company had a receivable from CAM of $4,447,910 for commission payments and 12b-1 fees made by the Company. In addition, at December 31, 2001, the Company had a payable to CAM of $1,002,871 for 12b-1 fees and contingent deferred sales charges.

For the year ended December 31, 2001, the Company received expense reimbursements in the amount of $1,544,233 for marketing and distribution costs with respect to the distribution of the Funds.

(Continued)

From time to time, other receivables and liabilities are generated in the course of business between the Company and its affiliates. These amounts are considered immaterial for the period ended December 31, 2001.

(3) Securities Owned

At December 31, 2001 securities owned consist of the following:

Securities owned:		
Calamos mutual funds	$	2,422,579
Money market funds		103,329
Warrant, not readily marketable		20,100
Common stock, not readily marketable		65,000
	$	2,611,008

Securities with a market value of $2,422,579 are pledged as collateral for margin loans in the amount of $1,089,662. The margin loan principal is included in Payables to brokers.

(4) Payable to Brokers

For the period ending December 31, 2001, the Company had payments due to brokers in the amount of $2,045,970. This liability is comprised of the following:

Payable to brokers:		
Short-term margin borrowing	$	1,089,662
12b-1 distribution fees		939,261
Other distribution fees		17,047
	$	2,045,970

(5) Subordinated Borrowings

The company extinguished its subordinated borrowings, which consisted of a demand note payable in the amount of $50,000, resulting in a corresponding reduction in secured demand note.

(6) Regulatory and Net Capital Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $50,000 at December 31, 2001, and the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2001, the Company's net capital was $1,166,698 and its ratio of aggregate indebtedness to net capital was .98 to 1.

(Continued)

(7) Agreement with Wexford Clearing Corporation

The Company has an agreement whereby the Company transacts, on a fully disclosed basis, all customer business through Wexford Clearing Corporation. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement.

(8) Subsequent Events

In February 2002, the Company received from CAM $3,500,000 for the repayment of outstanding loans. The Company subsequently distributed a dividend in the amount of $3,500,000 to its sole stockholder.

Schedule

CALAMOS FINANCIAL SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Computation of net capital:		
Total stockholder's equity	$	5,439,034
Deduct:		
Nonallowable assets:		
Receivable from affiliate		3,593,451
Prepaid expenses and other assets		48,398
Investment in partnership		179,934
Nonmarketable securities		85,100
Haircuts on securities positions		365,453
Total deductions		4,272,336
Net capital		1,166,698
Minimum net capital requirement		76,287
Net capital in excess of requirement	$	1,090,411
Aggregate indebtedness – accounts payable, accrued expenses, and other liabilities	$	1,144,311
Ratio of aggregate indebtedness to net capital		98%
Reconciliation of Statement of Financial Condition to Part II of Form X-17A-5 as of December 31, 2001, as amended on February 6, 2002:		
Total assets as reported in the Company's Part II (unaudited) FOCUS report	$	6,717,703
Receivable from affiliates - nonallowable		10,572
Receivable from affiliated funds		944,732
Total assets as reported in the Statement of Financial Condition	$	7,673,007
Total liabilities as reported in the Company's Part II (unaudited) FOCUS report	$	1,278,668
Payable to brokers		955,305
Total liabilities as reported in the Statement of Financial Condition	$	2,233,973
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001, as amended on February 6, 2002):		
Net capital, as reported in the Company's FOCUS report	$	1,177,270
Previously unreported nonallowable assets		(10,572)
Net capital per above	$	1,166,698
Aggregate indebtedness as reported in the Company's FOCUS report	$	189,006
Payable to brokers		955,305
Aggregate indebtedness per above	$	1,144,311

The Registrant is not required to compute the Reserve Requirements under Exhibit A of Rule 15c3-3(k)(2)(ii) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Registrant is an introducing broker and promptly transmits all customer funds and securities to the clearing broker who carries the accounts of such customers.

See accompanying independent auditors' report.



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Stockholder
Calamos Financial Services, Inc.:

In planning and performing our audit of the financial statements of Calamos Financial Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the director, management, SEC, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2002